FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 23, 2014

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces first quarter results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 23, 2014

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 23, 2014 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the first quarter ended March 31, 2014.

Revenues from fixed income real estate totaled $3.5 million for the quarter ended March 31, 2014, compared to revenues of $3.4 million for the first quarter of 2013.

Net Income attributable to Optibase Ltd shareholders for the quarter ended March 31, 2014 was $214,000 or $0.04 per basic and diluted share, compared to a net income of $279,000 or $0.07 per basic and diluted share for the first quarter of 2013.

Weighted average shares outstanding used in the calculation for the first quarter periods were approximately 5.1 million basic and diluted shares and 3.8 million basic and diluted shares, respectively.

As of March 31, 2014, we had cash, cash equivalents, restricted cash and other financial investments, net, of $19.4 million, and shareholders' equity of $80 million, compared with $19 million, and $66 million, respectively, as of March 31, 2013.

Amir Philips, Chief Executive Officer of Optibase commented on the first quarter results; "During the first quarter we have maintained stability in our gross income compared with previous quarters. While our gross income remained stable, operating and net income has decreased slightly compared to the first quarter of 2013 but have been stable compared to the previous quarter. We have experienced a change in our operation expenses that can be attributed to non-cash items such as depreciation expenses and as a results, our cash position has increased slightly compared to the first quarter of 2013. Overall we believe our operating fundamentals remain stable and we continue looking for additional opportunities that will complement our current position".

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/2

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2014

	Three months ended
	March 31	March 31
	2014	2013
	$	$
	Unaudited	Unaudited

Fixed income real estate rent	3,546	3,434
Cost and expenses:
Cost of real estate operation	703	505
Real estate depreciation and amortization	1,040	778
General and administrative	469	387
Total cost and expenses	2,212	1,670
Operating income	1,334	1,764

Equity share in losses of associates, net	(46)	(88)
Other Income	109	99
Financial expenses & other, net	(311)	(328)

Income before taxes on income	1,086	1,447
Taxes on income	(362)	(548)

Net income	724	899

Net income attributable to non-controlling interests	510	620
Net income attributable to Optibase LTD	214	279

Net income per share :
Basic and Diluted	$0.04	$0.07

Number of shares used in computing Earnings per share
Basic	5,126	3,821
Diluted	5,135	3,823

Amounts in thousands

OPTIBASE REPORTS/3

Condensed Consolidated Balance Sheets

	March 31, 2014	December 31, 2013
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	19,433	18,811
Restricted cash	-	144
Trade receivables	926	279
Other accounts receivables and prepaid expenses	211	138
Total assets attributed to discontinued operations	-	675
Total current assets	20,570	20,047

Long term deposit	59	61
Investments in companies and associates	7,693	7,738
Long term investments	7,752	7,799

Real Estate Property, net	210,308	209,761
Other assets, net	974	1,141
Total property equipment and other assets	211,282	210,902

Total assets	239,604	238,748

Liabilities and shareholders' equity
Current Liabilities:

Current maturities of long term loans	2,686	2,669
Accounts payable and accrued expenses	4,833	5,131
Total liabilities attributed to discontinued operations	2,153	2,135
Total current liabilities	9,672	9,935

Long term liabilities:
Deferred tax liabilities	15,900	15,815
Land lease liability, net	7,393	7,374
Other long term liabilities	1,409	1,628
Long term loans, net of current maturities	125,207	125,072
Total long term liabilities	149,909	149,889

Total shareholders’ equity of Optibase Ltd	57,504	57,063
Non-controlling interests	22,519	21,861
Total shareholders' equity	80,023	78,924

Total liabilities and shareholders’ equity	239,604	238,748

Amounts in thousands